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                                                                       EXHIBIT 8


                                __________, 1997


Board of Directors
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Kansas City, Missouri 64108

   Re: Federal income tax consequences of distribution by Seafield Capital Corporation to its shareholders of all shares of capital stock of Response Oncology, Inc. owned by Seafield

Dear Sirs:

   You have asked us to provide you with our opinions regarding the principal federal income tax consequences of the distribution (the "Distribution") by Seafield Capital Corporation ("Seafield") to its shareholders of shares of capital stock of Response Oncology, Inc. ("Response") owned by Seafield.


                              Statement of Facts

   A registration statement on Form S-3 (the "Registration Statement") was filed by Seafield on May _____, 1997 with the United States Securities and Exchange Commission to register the common stock of Response pursuant to
Section 6 of The Securities Act of 1933. The Registration Statement includes a Prospectus that is intended to provide information to Seafield's shareholders regarding (among other things) Response and the Distribution (such Prospectus, in its current form, the "Prospectus").

   The Prospectus includes all of the facts that are relevant to the opinions that are set forth herein. Therefore, the factual information set forth in the Prospectus regarding Response and the Distribution is incorporated herein by reference. We understand and assume for purposes of rendering the opinions that are set forth herein that you have reviewed the Registration Statement in substantially final form and that you have determined that all of the facts contained in the Prospectus are materially correct and that no facts are omitted from the Prospectus that are needed in order to make the facts set forth therein not misleading. We further assume, for purposes of rendering the opinions that are set forth herein, that the Distribution will occur on the "Distribution Date" (as defined in the Prospectus).

                                   Opinions

Generally

   Set forth below are our opinions about the principal federal income tax consequences of the Distribution. These opinions are based upon the Internal Revenue Code of 1986 (the "Code"), Treasury regulations, Internal Revenue Service rulings, and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial, or administrative action.

   In connection with the issuance of the opinions that are set forth below we have examined such documents, made such inquiry, and taken such action as we believe necessary and appropriate. Without limiting the generality of the foregoing we have examined: 1. the Registration Statement, including the Prospectus; and (ii) the Articles of Incorporation and Bylaws of Seafield and minutes of meetings and actions taken by unanimous consent without meetings of and by the Board of Directors of Seafield.





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  On the basis of our examination, inquiry, and action, we hereby render the following opinions.

Principal Federal Income Tax Consequences of Distribution to Seafield
Shareholders

   The principal federal income tax consequences of the Distribution to Seafield's shareholders (other than shareholders which are subject to special rules that do not apply to taxpayers generally, such as life insurance companies, tax-exempt organizations, regulated investment companies, S corporations, financial institutions, broker-dealers in securities, foreign entities, and nonresident alien individuals) will be as follows.

   The Distribution will be a taxable event to Seafield's shareholders for federal income tax purposes. The amount of the Distribution received by each Seafield shareholder will be treated as a dividend (i.e., as ordinary income) to such shareholder to the extent of such shareholder's pro rata share of Seafield's current and accumulated earnings and profits applicable to the Distribution as computed for federal income tax purposes. The amount of the Distribution received by each Seafield shareholder that is not treated as a dividend will first be treated as a nontaxable return of capital to the extent of such shareholder's basis in its Seafield common stock, and then as an amount received by such shareholder from the sale or exchange of property. The amount that is treated as received by a Seafield shareholder from the sale or exchange of property will generally be a capital gain, and such capital gain will be long-term capital gain if the shareholder has held its Seafield stock for more than one year. For purposes of determining the amount of the Distribution received by a Seafield shareholder that constitutes a dividend, such shareholder's pro rata share of Seafield's current and accumulated earnings and profits will be based on such shareholder's percentage ownership of Seafield common stock.

   The amount of the Distribution received by each Seafield shareholder for federal income tax purposes will be the fair market value of the property, i.e., the value of the Response common stock (including any fractional share interest) that is received by such shareholder as of the Distribution Date.

   Each Seafield shareholder for federal income tax purposes will acquire an initial tax basis in such shareholder's Response common stock equal to the fair market value of the property, i.e., the value of the Response common stock, that is received by such shareholder as of the Distribution Date. Each Seafield shareholder's holding period for Response common stock received in the Distribution will begin on the Distribution Date.

   Certain special rules that permit a deduction for certain dividends received by a corporation will generally apply in the case of corporations that receive the Distribution. Under these rules a corporate holder of Seafield common stock will generally be entitled, in computing its taxable income for the tax year in which the Distribution occurs, to a deduction in an amount equal to 70 percent of the amount of the Distribution received by it that constitutes a dividend. This deduction does not apply to any portion of the Distribution that constitutes a return of capital or taxable gain, and it is subject to several limitations as described in the following paragraphs.

   The dividends received deduction will be available only for dividends received on shares of Seafield common stock that the corporate holder has held for at least 46 days. A holder's holding period for these purposes generally will be reduced by periods during which: (i) the holder has an option to sell, is under a contractual obligation to sell, or has made (but not closed) a short sale of substantially identical stock or securities; (ii) the holder is the grantor of an option to purchase substantially identical stock or securities; or (iii) the holder's risk of loss with respect to the shares is considered diminished by reason of the holding of one or more positions with respect to substantially similar or related property.

   In addition to the foregoing, no dividends received deduction will be allowed to a corporate holder of Seafield common stock for a dividend received by such holder with respect to such stock to the extent that the holder is obligated (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The dividends received deduction allowed to a corporate holder of Seafield common stock with respect to all dividends received by such holder during the tax year in which the Distribution occurs, and not simply the amount of the Distribution that is a dividend or other dividends received by such holder from Seafield, will be limited to a specified proportion of the holder's adjusted taxable income for such year. Also, the dividends received deduction allowed to a corporate holder may be reduced





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or eliminated if the holder has indebtedness that is directly attributable to its investment in portfolio stock, such as the Seafield common stock.

   Special rules may apply to a corporate holder of Seafield common stock if the amount of the Distribution received by such holder is considered to be an "extraordinary dividend" within the meaning of Section 1059 of the Code. If the amount of the Distribution received by a corporate holder constitutes an extraordinary dividend with respect to such holder's Seafield common stock, and if the holder has not held such stock for more than two years before Seafield declared, announced, or agreed to the amount or payment of such dividend, whichever is earliest, then the holder's basis in the stock will be reduced (but not below zero) by any nontaxed portion of the dividend, which generally is the amount of the dividends received deduction. For purposes of determining if Seafield common stock has been held for more than two years, rules similar to those that are applicable to determining how long such stock has been held for purposes of the dividends received deduction will apply. Upon the sale or disposition of Seafield common stock, any part of the nontaxed portion of an extraordinary dividend that has not been applied to reduce basis because of the limitation on reducing basis below zero will be treated as gain from the sale or exchange of such stock.

   The amount of the Distribution received by a corporate holder of Seafield common stock generally will constitute an "extraordinary dividend" if the amount received by such holder: (i) equals or exceeds five percent of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend; or (ii) exceeds 20 percent of the holder's adjusted basis in the stock (determined without regard to any reduction for the nontaxed portion of other extraordinary dividends), treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock, rather than its adjusted basis, for purposes of applying the five percent and 20 percent limitations, if the holder is able to establish such fair market value to the satisfaction of the IRS.

   In addition to the foregoing rules which limit the dividends received deduction, a corporate holder of Seafield common stock in general may, for purposes of computing its alternative minimum tax liability, be required to include in its alternative minimum taxable income the amount of any dividends received deduction allowed in computing regular taxable income. It should also be noted that the President's Fiscal Year 1998 Budget Proposal submitted by President Clinton to Congress dated April 16, 1997 calls for a reduction in the amount of the dividends received deduction from 70 percent to 50 percent and would require the 46-day holding period applicable to such deduction to be satisfied with respect to any particular dividend over a period either immediately before or immediately after the recipient becomes entitled to receive the dividend. Under the proposal these changes in the law would apply to dividends paid or accrued after the thirtieth day after enactment thereof.

   A holder of Seafield common stock may be subject to backup withholding at the rate of 31 percent with respect to the amount of the Distribution paid to such holder on such stock. If: (i) the shareholder ("payee") fails to furnish or certify a taxpayer identification number to the payor; (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect; (iii) there has been a "notified payee underreporting" described in the Code; or (iv) there has been a "payee certification failure" described in the Code, then Seafield generally will be required to withhold an amount equal to 31 percent of the amount of the Distribution paid to such shareholder with respect to such shareholder's Seafield common stock. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder's federal income tax liability or as a refund.

Principal Federal Income Tax Consequences of Distribution to Seafield

   The principal federal income tax consequences of the Distribution to Seafield will be as follows:

   Distributions of property made by a corporation to its shareholders with respect to their stock, such as the Distribution, must in certain circumstances be treated as if the corporation sold the property in a taxable sale at its fair market value. More specifically, such a distribution of property must be treated as such a sale if gain would be realized as a result thereof. Such a distribution of property may not be treated as such a sale if sale treatment would give rise to a taxable loss. Thus, distributions of property made by a corporation to its shareholders with respect to their stock, such as the Distribution, may result in gain, but may not result in loss, to the distributing corporation.





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   There is some ambiguity in the law relating to how these general rules should be applied and, more specifically, regarding how gain or loss in such a deemed sale of property should be determined. This ambiguity arises in the situation in which the property distributed by a corporation consists of blocks of corporate stock that were acquired by the corporation at various prices over a period of time. In this situation it is not clear whether gain or loss on the deemed sale should be determined with reference to the aggregate fair market value and aggregate tax basis of all of the distributed stock or with reference to the fair market value and tax basis of each separate block of stock. Under the first of these approaches a deemed sale would result in gain or loss on all of the distributed stock. Under the second of these approaches a deemed sale could result in the recognition of gain on some blocks of distributed stock and loss (which may not be recognized) on others.

   In accordance with the foregoing, the Distribution of Response common stock by Seafield must be treated as a taxable sale of such stock if sale treatment would give rise to a taxable gain to Seafield. However, Seafield acquired its Response common stock at various prices in several separate transactions. Thus, also in accordance with the foregoing, the law is not clear with regard to how gain or loss to Seafield on the Distribution should be determined, and we express no opinion on this matter.

No Federal Income Tax Consequences To Response

   The Distribution will have no federal income tax consequences to Response.


                Further Information Regarding Scope of Opinions

   We have assumed for purposes of this letter that all documents and forms of documents that we have examined in connection with rendering the opinions set forth herein, including the Registration Statement, are authentic and, if unexecuted, are in substantially final form and that all such documents have been or will be signed in substantially the form examined by us by the persons who purport to be the signatories thereto. We have further assumed that the execution, delivery, and performance of all documents and forms of documents that we have examined in connection with rendering the opinions set forth herein have been, and that the consummation of all of the transactions described in the Statement of Facts set forth above either have been or will be, duly authorized pursuant to all necessary corporate action.

   We express no opinions except as expressly set forth herein. We assume no obligation to update or supplement this letter in response to subsequent changes in the law (which may occur at any time, potentially with retroactive effect) or future events affecting the transactions described in the above Statement of Facts.

   We have reviewed the section in the Prospectus to be filed with the Registration Statement that is captioned "Material Tax Consequences of the Distribution" and, based on the foregoing, believe that the summary in that section is correct in all material respects. However, we were not retained to and did not review the calculations and estimates made by Seafield which are referred to in or form the basis for the discussion under the subcaption "Seafield's Estimation of Federal Income Tax Consequences to its Shareholders" contained in the summary.

   The opinions contained herein are rendered to you in connection with the filing of the Registration Statement with the United States Securities and Exchange Commission. No other use of this letter or any statements contained herein may be made without our prior written consent.

                                                    Very truly yours,

                                                   LATHROP & GAGE  L.C.



                                               By:
                                                     Russell D. Jones